Exhibit 99.1

Connect Biopharma Announces First Subject Dosed in Phase 2 Trial Evaluating

CBP-201 in Adult Patients with Chronic Rhinosinusitis with Nasal Polyps

SAN DIEGO, CA and TAICANG, SUZHOU, China – September 8th 2021 – Connect Biopharma Holdings Limited (Nasdaq: CNTB) (“Connect Biopharma” or the “Company”), a global clinical-stage biopharmaceutical company dedicated to improving the lives of patients with chronic inflammatory diseases through the development of therapies derived from T cell-driven research, today announced that the first subject has been dosed in a Phase 2 trial evaluating CBP-201 in adult patients with chronic rhinosinusitis with nasal polyps (“CRSwNP”).

This multi-center, randomized, double-blind, placebo-controlled trial was designed to evaluate the effect of CBP-201 administered as a subcutaneous injection (“SC”) on a background of mometasone furoate nasal spray (“MFNS)” in reducing endoscopic nasal polyp score (“NPS”) and nasal congestion/obstruction score (“NCS”) severity in eligible patients with CRSwNP whose disease remains inadequately controlled despite daily treatment with intranasal corticosteroid (“INCS”) therapy in comparison to placebo. The trial is divided into a treatment period of 24 weeks and a follow-up period of 8 weeks and is expected to enroll approximately 140 patients with CRSwNP across approximately 60 clinical sites in the United States, China, European Union and Eurasian Economic Union (NCT04783389).

“CRSwNP is a chronic inflammatory condition that can cause long-term symptoms that negatively affect patients’ health-related quality of life,” says Dr. Rodney J. Schlosser, M.D., Director of Rhinology and Sinus Surgery at the Medical University of South Carolina, Investigator in the Phase 2 study. “Current treatment options for CRSwNP are limited, some patients do not respond well and there is an unmet need for therapies that can prove to be effective and safe in controlling symptoms and minimizing reoccurrences.”

“The initiation of this global clinical trial in CRSwNP expands our ongoing research programs exploring the potential of CBP-201 in patients with atopic dermatitis and asthma, and reinforces our commitment to developing treatment solutions for patients suffering with chronic type 2 inflammatory diseases where IL-4 and IL-13 are known to play critical roles,” said Zheng Wei, PhD, Co-founder and CEO of Connect Biopharma.

About Chronic Rhinosinusitis with Nasal Polyps

Chronic rhinosinusitis (CRS), which is characterized by chronic inflammation of the nasal mucosa and paranasal sinuses, is a common condition with an estimated prevalence of 5-12% of the general population. Approximately 25-30% of individuals with CRS develop nasal polyps, which are growths that occur in the nasal passages and sinuses and are frequently associated with asthma, allergic rhinitis and chronic rhinosinusitis. As nasal polyps increase in size and/or number, they can interfere with normal breathing and may lead to a loss of sense of smell. In some cases, nasal polyps may need to be removed surgically. Patients with CRSwNP may experience significant morbidity and can have decreased quality of life. Despite the availability of an injectable biologic for nasal polyps due to chronic rhinosinusitis, many patients continue to have unmet medical need.

About CBP-201

CBP-201, discovered internally using Connect Biopharma’s proprietary Immune Modulation Technology Platform, is an antibody designed to target interleukin-4 receptor alpha (IL-4Rα), which is a validated target for the treatment of several inflammatory diseases including atopic dermatitis (AD).

CBP-201 has shown a favorable safety and efficacy profile in a Phase 1b clinical trial in adult patients with moderate-to-severe atopic dermatitis, suggesting a potential for a differentiated efficacy profile compared with data from clinical trials of the current biologic standard of care therapy. CBP-201 is currently being evaluated in a global Phase 2b trial in adult patients with moderate-to-severe atopic dermatitis (NCT04444752), in a China specific pivotal trial in adults with moderate-to-severe atopic dermatitis (NCT05017480), in a Phase 2b trial in adult patients with moderate-to-severe persistent asthma (NCT04773678) and in a Phase 2b trial in adult patients with chronic rhinosinusitis with nasal polyps (CRSwNP) (NCT04783389).

About Connect Biopharma Holdings Limited

Connect Biopharma Holdings Limited is a global clinical-stage biopharmaceutical company dedicated to improving the lives of patients living with chronic inflammatory diseases through the development of therapies derived from our T cell-driven research.

Our lead product candidate, CBP-201, is an antibody designed to target interleukin-4 receptor alpha (IL-4Rα) and is currently being evaluated in clinical trials for the treatment of atopic dermatitis (AD), Asthma and chronic rhinosinusitis with nasal polyps (CRSwNP). Our second lead product candidate is CBP-307, a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1 (S1P1) that is in clinical trials for ulcerative colitis (UC) and Crohn’s disease (CD). Furthermore, we have started the clinical development of CBP-174, a peripherally restricted antagonist of histamine receptor 3, for the treatment of pruritus associated with AD.

With headquarters in China, additional operations in the United States and Australia, and clinical development activities in those geographies as well as Europe, Connect Biopharma is building a rich global pipeline of internally designed, wholly owned small molecules and antibodies targeting several aspects of T cell biology. For additional information about Connect Biopharma, please visit our website at www.connectbiopharm.com.

FORWARD-LOOKING STATEMENTS

Connect Biopharma cautions that statements included in this press release that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s statements regarding the potential of CBP-201 to achieve a differentiated profile to address the unmet needs of patients with CRSwNP and the size, the duration, and/or the results of the Company’s Phase 2 clinical trial evaluating CBP-201 in adult patients with CRSwNP. The inclusion of forward-looking statements should not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ from those set forth in this release due to the risks and uncertainties inherent in the Connect Biopharma business and other risks described in the Company’s filings with the Securities and Exchange Commission (“SEC”). Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Connect Biopharma undertakes no obligation to revise or update this news release to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

IR/PR Contacts:

Lazar FINN Partners

David Carey (IR)

T: +1-(212) 867-1768

david.carey@finnpartners.com

Erich Sandoval (Media)

T: +1-(917)-497-2867

erich.sandoval@finnpartners.com

Corporate Contacts:

info@connectpharm.com